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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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                                   ELTEK LTD.



6-K Items


1. Press release re Eltek Ltd. Awarded $600,000 Order by a European Advanced Medical Equipment Manufacturer dated July 19, 2004.

                                                                          ITEM 1

Press Release                                                 Source: ELTEK Ltd.

Eltek Ltd. Awarded $600,000 Order by a European Advanced Medical Equipment Manufacturer

Monday July 19, 9:00 am ET

PETACH-TIKVA, Israel--(BUSINESS WIRE)--July 19, 2004--Eltek Ltd. (Nasdaq:ELTK -
News), the leading Israeli manufacturer of advanced circuitry solutions, today announced the receipt of an order exceeding $500,000 from an European customer for PCBs that will be used in the production of advanced medical equipment. This order is anticipated to be supplied during the third quarter of 2004.

"This order is an extension of a previous cooperative effort with the same medical equipment manufacturer and is a clear indication of its appreciation for Eltek's strong technological capabilities. Our flex-rigid PCB circuits are going to be integrated into the client's new generation advanced equipment, and it is reasonable to expect that we will receive follow-on orders with similar characteristics," said Arie Reichart, President and Chief Executive Officer of Eltek.

"Eltek is globally recognized as a top-tier player in the complex flex-rigid PCB niche. We are planning to increase our presence in this lucrative marketplace by winning new orders from leading European and US customers," he added.

"This order reflects our fresh growth strategy that is focused on the technologically advanced flex-rigid PCB niche of products as our core growth engine," said Amnon Shemer, CFO of Eltek. "As this order will be supplied on a weekly basis over some period of time, we believe that it will contribute to our production efficiency as well as to our overall corporate productivity," Mr. Shemer added.

About the Company

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

______________

Contact:
     ELTEK Ltd.
     Amnon Shemer, +972-3-9395023
     amnons@eltek.co.il




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        ----------
                                            (Registrant)



                                        By: /s/Arieh Reichart
                                           ------------------
                                           Arieh Reichart
                                           President and Chief Executive Officer



Date:   July 19, 2004